

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 19, 2017

Mail Stop 4631

<u>Via E-mail</u>
Rick T. Dillon
Executive Vice President
Actuant Corporation
P.O. Box 3241
Milwaukee, Wisconsin 53201

> **Re: Actuant Corporation**
> **Form 10-K for Fiscal Year Ended August 31, 2017**
> **Filed October 26, 2017**
> **File No. 1-11288**

Dear Mr. Dillon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended August 31, 2017

Financial Statements, page 27

Note 1- Summary of Significant Accounting Policies, page 35

Revenue Recognition, page 36

1. We note your revenue recognition policy now states that you utilize the percentage of completion method for highly custom product sales with a project duration greater than three months and exceeding a value of approximately $0.5 million and the completed contract method for long-term contracts that do not meet these criteria. Please tell us if this is a change in policy from previous years and the amount of revenue recognized under each of these methods for each period presented.

Note 5- Divestiture Activities, page 40

2.      We note your disclosure that you anticipate incurring additional disposal charges of approximately $15- $20 million in 2018.  Please tell us the nature of these charges, and why it is appropriate to record them in 2018.  Further, confirm whether or not you had any goodwill recorded at August 31, 2017 related to Viking.  In this regard, we note you recorded goodwill charges in 2016 related to Viking, but you did not appear to record any impairment charges in 2017 related to goodwill. No such charges appear to be included in the $117 million impairment and disposal charges recorded in the fourth quarter.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Melissa Rocha, Senior Assistant Chief Accountant, at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

                                        Sincerely,

                                        /s/ Terence O'Brien

                                        Terence O'Brien
                                        Branch Chief
                                        Office of Manufacturing and
                                        Construction